SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 24, 2006

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.     Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes   ☐     No   ☒

Announcement of LM Ericsson Telephone company, dated August 24, 2006 regarding “Ericsson awarded major expansion, managed services deal with Bharti Airtel in India”

Published: 08:35 24.08.2006 GMT+2 /HUGIN /Source: Ericsson /SSE: ERIC /ISIN: SE0000108656

Ericsson awarded major expansion, managed services deal with Bharti Airtel in India

Bharti Airtel has awarded Ericsson (NASDAQ:ERIC) an estimated USD 1 billion contract, including expansion and an upgrade of its GSM/GPRS network and managed services. The deal will enable Bharti Airtel to rapidly extend its GSM footprint in the country and increase its network capacity.

The three-year services agreement will see Ericsson manage design, development and deployment of Bharti’s network, including capacity and coverage, enabling the operator to expand in rural India and reach out to all towns and cities in 15 regions.

Ericsson will also upgrade the network with mobile softswitch (Media Gateway and MSC Servers), the solution that paves the way to an all-IP network. Bharti Airtel will be able to reduce the operational costs and introduce new services in a cost-efficient way.

Manoj Kohli, president, Bharti Airtel, says: “At Bharti, it has been our endeavor to find innovative business models to deliver a better customer experience. Our partnership with Ericsson is testament to this belief as it allows us to focus on delivering a better customer experience even as we leverage the world-class expertise of our partners to roll out our networks across all census towns by March 2007. In addition, we are also sourcing next-generation products that will allow us to deliver innovative products and services to our customers.”

Mats Granryd, managing director, Ericsson India, says: “Rollout speed plays an extremely important role in large expansions of this nature and Ericsson has demonstrated expertise in this area. We are honored and pleased that Bharti Airtel has chosen us as a partner to expand its coverage across India, particularly in the untapped rural areas.”

Ericsson is a long-term Bharti partner, managing more than 70 percent of its GSM/GPRS network in 15 regions in India.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at: www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Media Relations

Phone: +46 8 719 69 92

E-mail: press.relations@ericsson.com

About Bharti Airtel

Bharti Airtel Limited is one of India’s leading private sector providers of telecommunications services with an aggregate of 25.89 million customers as of end of July 2006, consisting of 24.34 million mobile customers. Bharti Airtel has been being ranked among the top 10 best performing companies in the world in the BusinessWeek IT 100 list. The company was the first private operator to provide mobile services in all the 23 circles in India.

The company also provides telephone services and Internet access over DSL in 92 cities. The company complements its mobile, broadband & telephone services with national and international long distance services. The company also has a submarine cable landing station at Chennai, which connects the submarine cable (owned by an associate company) connecting Chennai and Singapore. The company is a part of the consortium, which jointly owns and has developed the next generation undersea cable system SEA-ME-WE-4. The company provides reliable end-to-end data and enterprise services to the corporate customers by leveraging its nationwide fiber optic backbone, last mile connectivity in fixed-line and mobile circles, VSATs, ISP and international bandwidth access through the gateways and landing station. For more information, visit http://www.bhartiairtel.in

About Ericsson’s Managed Services Offering

Ericsson has the telecom industry’s most comprehensive managed services offerings, ranging from designing, building, operating and managing day-to-day operations of a customer’s network, to hosting service applications and enablers, as well as providing network coverage and capacity on demand. As the undisputed leader in managed services, Ericsson has officially announced more than 100 managed services contracts with operators worldwide since 2002. In all current managed services contracts, excluding hosting, Ericsson is managing networks that together serve more than 65 million subscribers worldwide.

About Ericsson softswitch solutions

Ericsson is the leading provider of softswitch solutions for both mobile and wireline networks. Ericsson’s solutions are commercially proven and fully standards-compliant, offering an efficient and low-risk evolution of existing circuit-switched networks to a telecom-quality, IP-based service platform. They use network resources in the most cost-efficient way to provide both classic telephony and next-generation services. More than 85 fixed and mobile operators worldwide have commercially launched services based on Ericsson’s softswitch solutions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: August 24, 2006